UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Boston Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05351T100
(CUSIP Number)

Harold S. Parnes
1525 Voorhies Ave.
Brooklyn, NY 11235
(347) 528-5297
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

September 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05351T100

1	NAMES OF REPORTING PERSONS
Harold S. Parnes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,928,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,928,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,928,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14	TYPE OF REPORTING PERSON

IN

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 3,928,000 shares of common stock.

(2) Based on 39,319,507 shares of the Issuer's Common Stock issued and outstanding as of November 10, 2015, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 20, 2015.

Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Boston Therapeutics, Inc., (the "Issuer").  The address of the Issuer's principal executive offices is 233 Needham Street, Newton, Massachusetts, 02464.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Harold S. Parnes ("Reporting Person")

The business address of the Reporting Person is 1525 Voorhies Ave, Brooklyn, NY 11235.

The Reporting Person is a self-employed physician with a principal place of business located at. 1525 Voorhies Ave, Brooklyn, NY 11235.

Reporting Person is a citizen of the United States.

 Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

         Since November 20, 2015, the Reporting Person engaged in open market purchases of an aggregate of 1,908,000  shares of the Issuer's Common Stock.

         The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

         The Reporting Person acquired beneficial ownership of the Securities with his own personal funds.

         The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

          The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business.

Item 5. Interest in Securities of the Company.

         The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Pages of this Schedule 13D, which are hereby incorporated by reference.

         The powers that the Reporting Person has relative to the shares of the Issuer's common stock discussed herein may be found in rows 7 through 10 of the Cover Pages of this Schedule 13D, which are hereby incorporated by reference.

         As of March 14, 2016, Reporting Person beneficially owned 3,928,000 or 9.9% of Issuer's common stock.

         Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

         None.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Harold S. Parnes
Harold S. Parnes

Date: March 15, 2016